   Exhibit 99.5

Earnings Call

Infosys Earnings Call Q1 FY22

July 14, 2021

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head Investor Relations

ANALYSTS

Moshe Katri

Wedbush Securities

Diviya Nagarajan

UBS

Sudheer Guntupalli

ICICI Securities

Pankaj Kapoor

CLSA

Ashwin Mehta

Ambit Capital

Keith Bachman

Bank of Montreal

Gaurav Rateria

Morgan Stanley

Ankur Rudra

JP Morgan

Sandeep Shah

Equirus Securities

Dipesh Mehta

Emkay Global

Moderator

Ladies and gentlemen good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode, and there will an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Thanks Margreth. Hello everyone and welcome to Infosys Earnings Call to discuss Q1 FY22 Earnings Release. I am Sandeep from the investor relations team in Bengaluru.

Joining us today on this call is CEO and MD, Mr. Salil Parekh; COO, Mr. Pravin Rao; CFO, Mr. Nilanjan Roy; along with other members of the senior management team.

We will start the call with some color on the performance of the company by Salil, Pravin and Nilanjan, before opening the call for questions.

Please note that anything that we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A complete statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Salil.

Salil Parekh

Thanks, Sandeep.

Good evening and good morning to everyone on the call. Thank you for joining us today. I trust each of you and your families are safe and well.

I am delighted to share with you that we have had a landmark first quarter, with robust YoY growth of 16.9% and sequential growth of 4.8% in constant currency terms. This has been the fastest growth we have seen in 10 years.

We continue to gain significant market share with this growth being essentially organic and especially in the area of digital transformation. This is a clear reflection of Infosys’ resilience and client relevance that has grown stronger with the unwavering commitments of our employees and our differentiated digital portfolio.

I would like to thank all our employees for their enormous dedication and contribution especially during another testing period with the second COVID wave in India.

Some of the highlights of our results are:

1.	Revenues were $3.78 bn, which is a growth of 16.9% YoY and 4.8% sequentially in constant currency.
2.	Our digital business grew by 42% YoY and now constitutes 53.9% of our overall revenues.
3.	We had broad-based growth across all our sectors, service lines and geographies.
4.	Financial Services grew by 23%, Retail 22%, Life Sciences 21%, Manufacturing 19%, the North American geography by 21%.
5.	Our large deals were at $2.6 bn; large deals are deals over $50 mn in value.
6.	Operating margins were strong at 23.7%.
7.	We had a tremendous focus on our employee, especially related to the well-being and to the new talent expansion approach that we have with employees.
8.	Free cash flow was strong at $863 mn, 18.5% higher than the same quarter in the previous year.
9.	Attrition increased to 13.9%.
10.	We had a net headcount increase of 8,000, attracting leading talent from the market. We remain comfortable with our ability to support our clients in their digital transformation journey.

Our sustained approach in building differentiated digital capabilities is helping us enable our clients to move with speed, becoming agile and create value as they connect with their customers, employees and partners with new digital constructs. For example, with the Cloud becoming a strategic priority for businesses, more clients across industries are engaging with us to take advantage of Infosys Cobalt solutions and services specialized on the Cloud.

With a strong start to the financial year, good large deals in Q1, strong pipeline, we are increasing our annual revenue growth guidance, which was at 12% - 14%, to 14% - 16% growth in constant currency. Our operating margin guidance remains unchanged at 22% - 24%.

Last week, Infosys completed 40 years. I am delighted to share with you the vision of our founders and all the leaders that have helped shape the company are contributing to us being well-positioned for growth and being a strong and consistent partner for our clients in their digital transformation journeys. I would like to thank the founders, employees, clients, shareholders and all our stakeholders for their ongoing guidance, support and contribution.

With that, let me turn it over to Pravin.

Pravin Rao

Thank you, Salil. Hello, everyone. Hope you and your family are well, safe and healthy.

After a period of extremely concerning medical situation caused by the second wave of pandemic, India is gradually returning to normalcy. We have been extremely focused on employee well-being, extending every possible help to overcome any medical situation of our employees. We have ramped up vaccination drive for employees and their families. And so far, we have vaccinated 58% of our employees in India with at least one shot.

We saw a sustained growth acceleration in Q1 with YoY constant currency growth of 16.9%. Growth was broad-based with 7 industry segments reporting strong double-digit growth, including the two largest, Financial Services and Retail, growing more than 20% YoY.

Operating parameters continued to improve during the quarter.

•         Utilization improved further to new all-time high of 88.5%.

•         Onsite effort mix reduced further to a new low of 24.1%.

However, subcon cost increased by 120bps due to stronger than expected growth, high attrition and demand for niche skills.

We won 22 large deals in Q1, totaling $2.6 bn - 9 in Financial Services, 4 each in Retail and Energy, Utilities, Resources and Services, 2 in Manufacturing and 1 each in Communications, Hi-Tech and Life Sciences segments. Region wise – 14 were from Americas, 5 were from Europe, 2 from RoW and 1 from India. The share of new deals in Q1 was 30%.

Client metrics improved meaningfully with $100mn clients count increasing to 34, an increase of 9 YoY. We added 113 new clients in the last quarter.

With growth coming back, demand for top talent has also increased. Voluntary last 12-months attrition increased from 10.9% last quarter to 13.9% in Q1. However, we not only backfilled attrition completely, but also added another 8,300 employees on a net basis, which is a testimony to the strength of recruitment engine at Infosys and our status as a sought-after employer.

We are taking all necessary measures to enhance employee value proposition and improve both talent acquisition and retention. However, we expect attrition to be high in the near-term due to strong demand.

In Q1, we on-boarded over 10,000 college graduates and for the full year, we have increased the college graduate hiring target to 35,000 globally to ensure unconstrained client deliveries. As communicated earlier, the salary revision for fiscal 2022 will kick off from July for majority of our employees.

Moving to business segments.

Industry-leading performance in Financial Services continued with steady increase in growth momentum aided by signings during the quarter. Growth is led by U.S., especially in subsegments like Banking, Mortgages, Wealth and Retirement Services. With the gradual opening of the economy, we are also seeing significant improvement in the Payments sector. There is visible acceleration in cloud adoption and we are working with many of our clients on cloud migration, cloud management and other cloud-related platform deals. With the combination of our domain + tech + ops + digital capabilities, we are well-positioned as a full stack digital transformation player.

Performance of the Retail segment improved meaningfully with both new deal signings during the quarter as well as ramp-up of previous deal wins. We are seeing aggressive investments by clients to uplift their digital capabilities. There is a huge opportunity for us to help them build omnichannel capabilities to compete with the digital native and right-size their cost structures. Clients continue to invest in analytics across supply chain, trade promotion fulfillment, personalization using new age tools that drive heavy analytics with a fraction of the cost.

Communications segment performance improved compared to the previous quarter due to the combination of fresh signings and ramp up of prior won deal. With COVID accelerating the need for better connectivity, we are seeing improving deployment of 5G across the world. We are working with our customers in advanced IoT use cases and products.

Energy, Utilities, Resources and Services vertical grew strong double-digits, along with impressive deal wins during the quarter. The overall outlook is improving across subsectors and geographies we operate. Clients are slowly getting back to normalized levels of discretionary spending, especially in areas involving customer experience, operational efficiency and associated legacy transformation. Cybersecurity is also becoming important with recent incidents in Energy and Utilities segments.

Growth in Manufacturing segment was strong with tailwinds from deal wins in the past few quarters. Infosys grew market share through the pandemic across all sectors in Automotive, Aerospace and Industrial. We see emerging opportunities on various trends in the ER&D space resulting from increased spending on Digital in areas like Industrial IoT, Cloud adoption, IT/OT integration – making the manufacturing value chain smarter and faster. As mentioned earlier, we expect Daimler deal to start ramping up in the weeks ahead.

Life Sciences segment also continued to grow at strong double-digit rates. Our recent offerings like personalized medicine solutions for complex biotherapies, commercial insights platform to help drive commercial efficiencies and digital health platform for patient engagement initiatives would help in accelerating digital adoption across pharma value chain.

Share of digital to overall revenues increased further to 53.9% in Q1, with very strong growth of 42.1% YoY in constant currency terms. There is a pent-up demand to restart delayed projects, in addition to the continuation of the pandemic-related drive towards digital transformation of enterprise infrastructure and customer experience. Clients have recognized that some of the adaptations they have made to their business are going to be permanent, and they are increasing their investment in digital channels and self-service products and tools.

In the last quarter, Infosys was ranked as leader in 10 digital service-related capabilities across Cloud Services, Modernization, Artificial Intelligence and Supply Chain by industry analysts.

With that, I will hand over to Nilanjan.

Nilanjan Roy

Thanks, Pravin. Hello, everyone and thank you for joining the call. I trust each of you and your families are safe and well.

We are encouraged with our Q1 performance which had significant and broad-based acceleration in growth as we begin the year. At 4.8% CC growth, we clocked the highest sequential Q1 revenue growth in the last 11 years. On a YoY basis, revenue growth accelerated to 16.9% in constant currency terms, which is the highest growth in any quarter over the last 10 years. This growth is on the back of a relatively strong Q1 FY21 performance, which was the peak of pandemic-induced revenue impact.

Operating margin for Q1 was 23.7% and increased by 100 basis points over Q1 FY21, while being 80 basis points lower compared to Q4 FY21. The major components of the sequential movement were:

•         10-basis-point benefit due to currency movement,

•         40-basis point benefit due to increase in utilization

These benefits were offset by

•         50-basis-point impact due to increase in subcon and third-party costs, and

•         80 basis points impact due to costs primarily related to employee hiring, promotions, retention and well-being costs.

EPS grew by 26.1% in dollar terms and 22.6% in INR on a YoY basis.

DSOs for the quarter improved by one day to 70 on the back of robust collections. Consequently, free cash flow continued to increase and was $863 mn in Q1, an increase of 18.5% YoY. FCF conversion stood at 122% of net profit.

Driven by healthy cash generation, consolidated cash and investments was $5.076 bn, after returning approximately $1 bn of final dividend and initiation of buyback.

Consequently, ROE increased to 29.3% in Q1 compared to 27.4% in Q4. I am happy to share that ROE has increased by over 3.4% in last two years, driven by a robust capital allocation policy.

Yield on cash balance continued to decline, the yield was 4.9% in Q1 compared to 5.1% in Q4 and 6.1% in Q1 last fiscal.

Now let me talk about the progress made on the buyback plan. We initiated share buyback on June 25 after securing shareholder approval during the AGM on June 19. Out of the maximum buyback size of Rs.9,200 Crores, till June 30, we had completed Rs.690 Crores or approximately 7.5% of the buyback by end of Q1. During this period, we bought back 4.4 mn shares at an average price of Rs.1,572. Till date, we have completed Rs.1,542 Crores of share buybacks and bought back 9.8 mn shares at an average price of Rs.1,569.

As the pandemic situation is improving in many parts of the world and businesses slowly return to normalcy, we expect some of the discretionary costs, including travel, facilities, etc, to start normalizing in the coming quarters. In Q2, we will also rollout compensation hikes for majority of employees. With the talent market remaining heated, we are anticipating continuing costs relating to employee retention, acquisition, and well-being in the short-term. However, given our focus on structural levers to improve efficiency and cost structure, we remain confident of our margin guidance band of 22% - 24% for the full year.

Driven by strong Q1 and visibility driven by deal signings, backed by robust deal pipeline, we are increasing our revenue growth guidance for the year to 14% - 16% from 12% - 14% previously.

With that, we can open the call for questions.

Moderator

Thank you very much. We will now begin the question-and-answer session. The first question is from the line of question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thanks, and congrats on strong results. So, most of the questions we are getting this morning were around margins and the leverage in the model. And I guess there is a lot of focus on wage inflation that is picking up and attrition that is picking up. Maybe you can talk a bit about the levers in the model and how do we get that comfort that the 22% to 24% EBIT margin range is sustainable beyond this year? And then should we assume that I guess the second half should have maybe some less pressure on margins given some of the normalization on the bench? Is that the right way to look at it? Thanks a lot.

Nilanjan Roy

Yes. Moshe, so I think as we had given the guidance at the beginning of this year of 22% to 24% and coming on the back of 24.5% last year, I think we were clear that there would be some headwinds – we got the one-off benefits during FY21 and we had articulated that clearly in terms of travel, facility, some other discretionary costs, the deferred costs like wage hikes, promotions, etc., which were put on hold. And we had clearly said that those will be headwinds as we look into FY22, and that was really factored into the 22% to 24% margin as well. What has changed slightly is the demand which has picked up. And like I always say it is better that demand chasing supply than supply chasing demand, because in the long run, it is much better to fulfill demand as it comes. We can continue to work on our cost optimization levers and of course our guidance also goes up. We have seen these small headwinds during the year and in terms of retention costs going up, some impact on subcons. But for instance, we just announced we will take now 35,000 college graduates, that will help us to fuel the pyramid, help us in cost optimization and we continue to look at the other avenues of automation, onsite offshore mix etc. So, I think that we are quite confident on 22% to 24%. Whilst there maybe the short-term impact, but I think some of them like subcons, etc., once hiring comes back we should see some benefits there. So, I think in our overall model, we remain quite confident within the 22% to 24%. But like I said, I mean, the most important thing is that if demand is chasing supply, this is a situation we really want to be in rather than the other way around.

Moshe Katri

Understood and just as a follow-up, given the fact that digital is almost 54% of revenues, should we assume any sort of pricing power coming up from that part of the business especially based on some of the commentary you are seeing from some of the pure-play digital names out there?

Nilanjan Roy

Yes. so there has been two structural impacts of the pandemic. One is, the entire workforce transformation and the ability basically to work any part of the world, whether near shore, offshore, on premise. And the other one is, the whole digital transformation impact, which is fundamental to how the consumers of our clients are interacting with them. And this is just not about mainline brick-and-mortar retail. This extends to manufacturing. It extends to financial services, insurance and I think a lot of our clients fundamentally realize that to support and fuel the spend towards new digital transformation, a lot of that can come from cost optimization, which, in a way, speaks to the offshoring trend, and COVID has demonstrated that we can fulfill this requirement from any part of the world and that savings can be fueled back into the digital transformation. So that is at a demand level, good news. Also, I think now a lot of our conversations is also navigating more towards value and the kind of value we are delivering for our clients, whether it is on the consumer side, on the retention side, it is in the supply chain logistics. And we are positioned ourselves not just about the rate card or price per hour, but about more innovative ways of pricing, where it is clearly linked to outcome - linked to results of our clients and that is the way we think in the future, this can help us in pricing. The work we are doing has just about started, and we think, over the next few quarters and more structurally, we may be able to get some tailwinds around this.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Thanks for taking the question and congrats on a very strong quarter and the guidance raise. Just a follow-up to the earlier question on pricing, I noticed that you are talking about structural movements in pricing. But in the press conference, Salil has pointed out that pricing was more or less stable. I am trying to understand why we would not be seeing a better pricing environment given how strong demand is and the fact that there is a fair amount of supply pressure across pretty much every part of the digital value chain? That is my first question.

Salil Parekh

Thanks, Diviya. This is Salil. The point we made earlier in the press conference, the question was on how we have seen the pricing in Q1 from what we see in terms of large deals and past interactions. Your point here in terms of what is the opportunity to see some pricing power and also building on the previous question. I think as Nilanjan was sharing with you, we believe we have an extremely differentiated digital portfolio and we believe that creates a lot of value for our clients. We are active in making sure that we demonstrate and communicate that value. We will now see over time - because of the supply concern but also because of the digital value - how that translates. That is one of the strategic levers that Nilanjan has talked about - we have all talked about in the past. We feel that, among others, gives us good comfort for our guidance band, 22% to 24% on operating margin. We will see how that plays out and especially with the supply constraint, if that gives us more leverage in the future, of course, that will be reflected in what we see in the business.

Diviya Nagarajan

Got it. I noticed that the net new deals were a little bit on the lower side compared to what you have done in the last few quarters. While I do appreciate this is a quarter and you could have fluctuations, how do you see the deal pipeline on your net new TCV for the rest of the year, please?

Salil Parekh

Diviya, you are absolutely right. I think these are quarterly fluctuations. We look to those stats on a longer timeframe. We saw last year the net new was significant as we look at the overall annual number.

The pipeline looks good and strong. There is good focus on new deals. There is also, of course, good focus on ensuring we continue where we are and expand into that portfolio. So, no visible markers to change that. We will probably look to replicate what we have done in the past few years where net new has been a critical factor. It remains something we look at proactively into the pipeline.

Diviya Nagarajan

Sorry, but just a quick follow-up to that. Has the number of mega deals in the pipeline gone up in the last year few quarters for you?

Salil Parekh

So there, Diviya, we do not provide more color on the specifics of the pipeline. Suffice it to say that the overall value of the pipeline is extremely good, nice increase from the previous quarter, and we see that continuing to increase. And the pipeline is comprised of a mix of the different types of large deals, let us call it, medium, the large and the very large.

Diviya Nagarajan

Thank you. I will come back to follow-up, if there is time. I wish you all the best for the rest of the year.

Moderator

Thank you. The next question is from the line of Sudheer Guntupalli from ICICI Securities. Please go ahead.

Sudheer Guntupalli

Yes. Good evening gentlemen. Congrats on a great quarter. My first question is to Salil. Salil, until GFC also, Infosys was holding the pole position in the IT industry in terms of growth. But the next decade has not really panned out the way one would have hoped for. Again, over the last couple of years, even before the start of COVID and, of course, after the start of the pandemic as well, Infosys has been outperforming competition on growth and that too by a wide margin. And you have been confidently talking about market share gains from competition. So how confident are you on sustainably driving the company to the pole position once again over the next decade?

Salil Parekh

Thanks for your question. I think the way we are looking at this is, this growth, 16.9%, 4.8% is really the fastest in the past 10-11 years. It is essentially organic growth. We feel extremely good because that is a good metric. The clients are preferring Infosys and that is the ultimate test in this market. So, we feel comfortable that the capabilities that we have built in our digital portfolio and this extreme dedication of our employees in a very difficult period over the last several quarters, is combining to give us that outcome. So, the focus remains on client relevance, and therefore, the outcome metric is growth. We will see how the pole position thing plays out over time.

Sudheer Guntupalli

Over the previous decade, whenever things started looking up, we faced some or the other hiccups. But this time around how confident are we that it will not be the case and there will not be any such risks. And probably the entire focus will be on achieving industry leadership?

Salil Parekh

Our focus is to keep our attention to clients. We have an extremely motivated leadership team. The Board is extremely supportive, very strategically minded and really give good guidance and support to the management team and the broad leadership. So, my own sense is we keep this attention to our clients and building out the digital capability and the rest will follow from that.

Moderator

Thank you. The next question is from the line of Pankaj Kapoor from CLSA. Please go ahead.

Pankaj Kapoor

Thanks for the opportunity. Salil, my first question is also on this net new deal TCV, I think in the press meet, you had mentioned that the focus of clients is now shifting away from cost optimization. So, does it mean that clients are now taking longer to decide on the deal as well as in terms of the deal construct? Is that what is leading to maybe a softer net new deal TCV for us?

Salil Parekh

The quarter-on-quarter view of that percentage is always a little bit up and down. What we have seen in the pipeline is significant amount of activity where clients are looking at moving on the digital transformation program as also working on areas which relate to cost efficiency, as also, we are seeing opportunities, which we have discussed in the past, of vendor consolidation. But we do not think that the timeline has changed in terms of deal movement, nor do we see some different sort of criteria in terms of the types of deals or the pricing. What is clear is with the broad economic growth in our end markets which is coming back rapidly, is allowing for many industries to go through the transformation. Companies within industries accelerating - companies which had lower digital presence are going faster to catch up and lead from, companies which already have digital presence are making sure that they maintain their advantage. So, all those things bode well for the technology spend where we are positioned quite nicely.

Moderator

We will move to the next question. The next question is from the line of Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Thanks for the opportunity. One question in terms of the guidance, so if I presume Daimler has not contributed to revenues till now and even if I build in the numbers that are appearing in the press for that deal, the implied CQGR over the next three quarters appears to be pretty soft at between 0.6% to 1.8%. So, are we building in some conservativeness in terms of our guidance or anything that that makes us a little cautious here?

Salil Parekh

So, as you have seen on revenue growth guidance, we have increased it by 2% points, 12% - 14% to 14% - 16%. It is demonstrating our confidence in what is going on with respect to the demand outlook and with respect to the deals that we have done, of course, this quarter and also in the past. On the specific clients and their revenue mix, I would not comment, but I will say that we do not see really any softness in the coming quarters.

Ashwin Mehta

Thanks a lot. Given the fact that you have largely added freshers this quarter and you are expecting the supply side pressures or attrition to increase further, do you think the subcontracting expenses will further get elevated from where they are?

Salil Parekh

So, on the subcontractors, we today have an extremely attractive talent proposition, where, as you saw with the 8,000 people we added - net additions, we are managing extremely well to attract good talent. What we will ensure to do over this next quarter and, of course, in the quarters to come is to make sure that we are at the forefront of fulfilling the demand. In terms of subcontractors, we do not specifically model or forecast that, whether it is up or down but we have the flexibility to do all of that, plus our cost levers and margin levers to ensure that our guidance will be in the range that we have given of 22% to 24%.

Ashwin Mehta

Also, Salil, just a follow-up to this, you had around 8,000 people getting added from what I heard, if I heard it correctly, there were 10,000 freshers on-boarded this quarter. So essentially, the hiring seems to be largely freshers, and they will possibly take some time in terms of becoming productive. So, do you think, near-term, the hiring will be much more skewed towards lateral to fulfill the demand that we are seeing?

Nilanjan Roy

While you are seeing the figure of fresher of 10,000, there is a big lateral hiring as well and attrition is of course for laterals as freshers don’t resign. So, in that sense, we have a strong engine. The first one is freshers, that are followed by laterals and then, the top-up in a way is the subcon. So, all the three we accelerate. Like I said, it is important to meet demand now. That is critical and the good thing is we have not let down any of our clients. Salil talked about earlier that we are seeing strong demand outlook and a lot of clients who we have met as I mentioned and therefore, very important to get that out of the door and then figure out our cost structure, subcons, etc., in due course. And I think that is something we are quite comfortable with. We continue to remain a brand of choice for new talent, and that is a strong proposition which we have.

Moderator

Thank you. The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

Thank you very much. I wanted to ask about the margin guidance for the current fiscal year. If you take the guidance range of 22% to 24%, I just wondered if you could break down what are the key drivers for the year-over-year decline from what you already reported for FY21. I am just wondering if you could break that down into the bigger pieces. What I am really trying to understand is how much wage inflation is impacting margins guidance for the year versus other factors such as mix and particularly of the ramping of the large new deals. If there is any kind of comments you could help us understand. And then I have a follow-up question, please?

Nilanjan Roy

Like I said, it is important firstly to go back even before the pandemic into FY20 in a way when we had given this comfort range of 21% to 23%. And as we moved into FY21, like I mentioned earlier in the call, we saw a lot of these one-off benefits. It was the discretionary spend, travel came down quite sharply, facilities costs as people started working from home, marketing, the deferral of the pay hike in the last year, the promotions. Therefore, although we were at 24.5%, we were clear at starting the guidance at the beginning of the year that this would fall with the headwinds coming up of this year, as many of these costs revert back to normal. We rolled out our pay hikes in January and again in July, both of which factored in. And therefore, our guidance of 22% to 24% versus the 24.5% was clearly reflective of these headwinds coming up. I think more than once we have talked about it. As we look ahead, we have factored in both the wage hikes. Yes, wage is always the number one player in margins. We do not split out the impact of wage or deal mixes. But nevertheless, the largest impact on the margin movement on a YoY basis will be on wages. Despite this, we know we are very comfortable within the 22% to 24%. The levers which we continue to employ - automation is a massive lever in terms of our cost optimization - of taking out people from projects and redeploying them, the onsite offshore mixes. I think we are unique in creating an onsite pyramid. Historically, most IT services companies have steep onsite pyramid. Our six hubs in the U.S., near shore businesses, I think that helps us build a flatter pyramid in a way, mimicking what we have in the offshore geographies. We are going to hire 3,000 freshers from outside of India. So, all these will help us in the future in terms of taking some of the pressure out of these headwinds which are coming our way.

Keith Bachman

Thank you very much. My follow-up question if I could, is similar as you think about the year unfolding, do you think attrition moves lower from here or stays the same or goes up? Similarly, as you think about the onsite mix has continued to move lower, so your offshore mix continues to move higher, how do you think that unfolds through the year? Does that mix of onshore onsite stay where it is, becomes more favorable or any comments on how attrition and onsite offshore mix might move as we look toward the balance of the fiscal year? That is it for me. Many thanks.

Nilanjan Roy

I think on the attrition, like I said, I would rather be in a situation where demand is chasing supply than the other way around. Therefore, that is fundamentally good news for the industry. I think it is important to realize that it takes time for the supply chain of the industry to catch up. Fundamentally, the net new demand can be in a way serviced through fresh accounts, right. Otherwise, it is zero sum game, my attrition is somebody else’s lateral and somebody else’s attrition is my lateral. So fundamentally, the only way this demand can be serviced is through freshers and as you know most of the freshers historically, the college campus freshers are in a way contracted six months or a year out. It is only now that as the demand has suddenly surged that we are looking at new ways of getting freshers on. In the last call, we had mentioned we would take 25,000 freshers. We have upped that up to 35,000 freshers and started a completely new parallel fresher hiring program off campus. So, I think there will be some short-term gaps in terms of when the supply chain sort of adjusts itself. But like I said, this is good news, if fundamentally there is this a large exposure of demand, which you are seeing across. So, in that sense, our job is fundamentally to continue feeding this demand, whether it is through the freshers or through subcons or through the laterals and I think we have already hired 8,000 net despite the attrition in the quarter.

The second part of the question, we have seen this massive change over the last three years. Firstly, it came from 30% to 27% and within one year from 27% to 24% and again we talked about it earlier in our guidance that we would probably see a little bit of this easing out as travel, etc. open up. But I think the secular trend should continue in the long run and a big impact of the COVID has been that clients have been able to see that work can be performed across the globe. It necessarily does not have to be done by their own workforce. They have seen it with us that work does not have to necessarily be performed in front of them onsite, on-prem. It can be same time zone, different locations, same time zone near-shore. It can be offshore. I think that in the long run, it is positive for the outsourcing industry. So, we think secularly this should improve. But in the short-term, there can be these stops and gaps as well.

Moderator

Thank you. The next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Congrats on great execution. The first question is on the BFSI. We have seen a sharp recovery in North America Financial Services revenues compared to pre-COVID level, whereas Europe is still just about to recover to the same level. So, is it fair to say the entire market share gain is largely concentrated in North America, why there is a dichotomy? Any color on that would be helpful.

Pravin Rao

A big part of the growth has definitely come from North America and primarily in sub-segments like banking, mortgages and wealth and retirement services.

Gaurav Rateria

My question was why there is dichotomy in the performance between Europe and North America?

Pravin Rao

No, I think it is mostly to do with maybe lesser demand in some of the banking clients in Europe and in some cases, we have won the deals. There is a delay in ramp-up as well. So, I do not think it is a secular trend because, in this space, in the last 6-8 quarter, we have demonstrated a strong growth consistently. And there have been times when we have seen growth led by U.S. side of the equation and there have been times when we have seen much stronger growth in Europe and Asia Pacific. So, it is not a secular trend. We are not seeing any specific softness or anything with any specific clients in Europe. It is more a question of delayed ramp-up and things like that.

Gaurav Rateria

Second question is on margins. What really are the drivers that can take you to the upper end of the guidance for the full year? What would be those two or three key factors? Is it growth coming towards the upper end of the guidance? Is the digital continuing to grow at this kind of rate? Just trying to understand what are the variables which can take you to the upper end of the guidance. Thank you.

Nilanjan Roy

I think we have given overall guidance of 22% to 24% and not what is going to be the quartile of that, and we remain quite confident to operate within this. Our levers are quite well known. We have mentioned about automation, the mix, the pyramid, subcon, operating leverage. You are seeing a lot of benefit of operating leverage over the last year itself on our bottomline. So, there have been multiple levers. We are quite confident without giving any quarterly targets.

Moderator

Thank you. The next question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Thank you. Congrats on a good start of the year. On the first question, do you think looking at the demand environment that you would want to be a bit more flexible on where your margins land and how you are optimizing for growth in investments compared to the plans we had at the start of the year?

Salil Parekh

Ankur, this is Salil. Thanks for the question. I am not sure I fully followed it, but to first respond then we can clarify. The way the demand environment is shaping up, which I know you see very well, is extremely strong. And our approach is to make sure that the capability sets we have built are available to our clients to help them with their digital programs and automation programs. Within that, we, at this stage, are not trying to fine-tune what part will go more or less. We see that demand as a holistic picture, and we are driving to make sure that we work with our clients in doing that. What is clear, as Nilanjan shared a little bit earlier is that we have several levers in the operations toolkit, if you can call it that, which we are deploying so that each of this tool of work, wherever they start from, are then further optimized. And that gives us the confidence because of those levers that we will land fairly clearly within the margin band. That is the approach that we have in place today.

Ankur Rudra

Thank you, Sir. I think part of my question, which has not been completely addressed was do you think, for example, the margins came in lower in 1Q versus what you had planned earlier and hence, you are being a bit more flexible in what you said, chasing demand as opposed to optimizing for margin?

Salil Parekh

I think my sense is we had shared over the last year, and I know Nilanjan had also shared that many of the outcomes last year were onetime benefits, for example, on the travel. Of course, the onsite offshore mix has moved much more in a secular way. The fact that we reduced several other cost line items in the March, April, May timeframe last year with a different view to where things are going. So, we did not think, at least in our minds that the margin was going to be different. We started the year also with 22% to 24%, even as we closed out the previous year, 24.5% because we could see the salary increase, which we had done later than originally planned in January, the second salary increase of July, all of those were coming up. So, in that sense, we are not changing, as you call it, chasing something more because this margin has come in low. We had this view of the margin as we started the year. The demand outlook has actually become stronger. So, we feel what we started with 12% to 14% with what we are seeing in the way these deals are working, and there is a lot of activity where clients are coming to us. To give you one example, two weeks ago, I was in a client discussion where they want us to expand what we do within that client portfolio. Within this one client, it could be 30%, 40% expansion, and these are just anecdotal, which add up. And my colleagues, all of our sales team are having those sorts of discussion. So, that gave us the confidence to increase the growth guidance - not that we are chasing something more because the margin was lower than what we expected.

Ankur Rudra

I appreciate the color. Just one follow-up, if I can, the supply situation that you are facing in the market, which you elaborated on, do you think that had any bearing on the signings in the quarter, that is part one. And part two is, is the supply situation having an impact on client conversations and competitive behavior from a pricing perspective?

Salil Parekh

If you look back over the last five or six quarters, and this is something I have heard from many clients who feel that we have consistently supported and delivered without any real constraint. So, we are seeing a benefit as clients say we would rather have you scale up with us. So, the supply situation however we put it, I feel is coming as a benefit to us because as Pravin has shared in other forums, we have an incredible brand, which attracts talent. We have an incredible training capability and all of those things are not short-term things, these you cannot develop over a quarter. That helps us to bring in the talent, which is what clients see. And so yes, there is a supply constraint because there is a huge demand, but we are still seeing good growth and, in fact, improving our growth guidance.

Moderator

Thank you. The next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Thanks for the opportunity. The question is, sorry to, again, harp on the margin. Just wanted to understand, is it the guidance factoring in some amount of price increase maybe in the later part of this financial year or the margin guidance is independent of this? Because if I look at wage hikes still have not come into the numbers, attrition is going up, utilization at all-time high, even the offshoring looks at all-time high. So, just wanted to understand the guidance is taking in some pricing increase or it is independent of the same? And second, a bookkeeping question. If I look at the unbilled revenue in this quarter on a Q-on-Q basis has gone up by 12% point, anything to read in the same those free cash flow generation continues to go up?

Nilanjan Roy

I think on the margin side, like I said, there are continuous levers, which we have, the pyramid, on-site offshore, pricing, subcon, operating leverage and I think all of that is built into our models and how we look for the quarter and ahead. On that basis, we are quite comfortable in the 22% to 24% range as some of these cost headwinds come as well. So, I think that we are quite clear on that. The second question on the unbilled, I think there is some seasonality always which we see in Q1. Usually, that starts tapering out. So, nothing really concerning and you have seen the overall free cash flow. Our DSO has come down as well. On a percentage of revenue, we are same as the previous year as well.

Sandeep Shah

So Nilanjan, just a clarification, so, in your guidance on the margin, you are baking in some pricing increase for FY22?

Nilanjan Roy

Yes. So, a lot of things is going on. It is not like I know what is going to be the pricing environment in the fourth quarter. We know some of the initiatives on pricing. Some of them will come through. Some of them would not come through. There will be some new cost pressures. There will be other levers. So, you have to be dynamic and put it in our industry to continue to manage that and you use probabilities of what can work, what do not work. Some levers will over-deliver. Some will under-deliver, so all that is factored in as we forecast for the year ahead.

Moderator

Thank you. The next question is from the line of Dipesh Mehta from Emkay Global. Please go ahead.

Dipesh Mehta

Thanks for the opportunity and congratulations for a strong execution. The first question is margin related. Can you quantify what will be the impact of wage hike and Daimler deal in Q2? The second question is also related to margin in the medium term, now 22% to 24% margin trajectory, which we are confident to defend for this year. But if one wants to understand from a long-term perspective, do we think considering that digital is now more than half the revenue and growing very strongly plus overall a strong demand environment, we can again achieve our historical 25% kind of EBIT trajectory?

Nilanjan Roy

On the margin question, Daimler large deal is all factored in. We do not break out the impact of Daimler, we look at cost optimization across projects, we look at the various levers we talked about. That in a way all built in to our 22% to 24% guidance.

Salil Parekh

I think your question was because it is becoming larger, will that give us an opportunity to have a different higher margin. We certainly see that the digital business is at a higher margin than our company average today. However, the guidance that we are giving for this financial year, for operating margin, which is 22% to 24%, there are many levers as Nilanjan shared. Of course, there are several areas which increased the cost as well. All of those will balance out and at the end of this year, we will provide the view for the following year. But we do not have any particular view on that different number at this stage.

Moderator

Thank you. Ladies and gentlemen, that was the last question for today. I now hand the conference over to the management for closing comments.

Salil Parekh

First, thank you everyone, for joining us for this session. I want to reiterate just a couple of points. One, on the demand side, we see a good environment and with all the points we discussed and the way we see the market, we have increased our growth guidance from 12% - 14% to 14% - 16% for this year.

On the margin, we have a set of levers which we have deployed and are continuing to deploy across the board, whether it is the mix, whether it is the utilization, whether it is a subcontractor usage, whether it is the overall role mix and pyramid, whether it is now more value and pricing on demand for higher demand skills. Plus there are some factors which relate to employee costs and some of the travel coming back. When we mix all of that together, we have confidence that we will be in that margin guidance of 22% - 24%. We will continue to drive the business in that direction keeping in mind our clients, employees and shareholders. We look forward to an exciting and a successful year and thank you again for joining us.

Sandeep Mahindroo

Thank you. Look forward to connecting with you again. Have a good day.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.